Exhibit 99.1



<u>For immediate release</u>

**Alcon Presents More Retaane® Clinical
Information to Retinal Specialists**

New Orleans, Louisiana – October 21, 2004 – Alcon, Inc. (NYSE:ACL) presented more details about its Phase III clinical study comparing **Retaane®** 15 mg Depot (anecortave acetate for depot suspension) to Visudyne® photodynamic therapy (PDT) in the treatment of wet age-related macular degeneration (AMD). Alcon presented this data to its Anecortave Acetate Clinical Study Group at the annual conference of the American Academy of Ophthalmology in New Orleans.

The presentation included general information about **Retaane®** Depot and a detailed summary of the design and results of the study. It also included analyses of the impact on visual acuity of treatment interval and drug reflux. In a press release on October 13, Alcon identified drug reflux and treatment interval as two controllable factors that negatively impacted the overall results of its study. Reflux occurs when a portion of the medication leaks out through the small incision in the conjunctiva during or immediately after application of the drug. The recommended treatment interval for patients in the study was once every six months.

Fifty percent of per protocol patients who did not have drug reflux during their second administration maintained vision compared to 39 percent for those who experienced such reflux (p=.105). As for treatment interval, 50 percent of per protocol patients who received their second dose of **Retaane®** Depot within 182 days maintained their vision compared to 33 percent for those who received it after 182 days (p=.021).

Alcon's presentation also included a per protocol analysis of the cumulative percentage of patients in the **Retaane®** Depot arm who maintained vision when treated within a clinically relevant date range, which is defined as six months plus 21 days. The analysis was done on all patients and on patients who did not experience drug reflux on re-administration. The cumulative analysis that was presented began at 175 days and ran for each day up to the maximum interval for any patient in the per protocol data set. A 182 day time point was specifically identified because it reflects a six-month treatment interval for **Retaane®** Depot.

For all patients treated per protocol in the study, 44 percent maintained vision when receiving their second treatment within 175 days, 50 percent when treated within 182 days and 45 percent when treated within the maximum per protocol timeframe for the second administration. For all patients treated per protocol in the study who experienced no reflux during their second administration, 54 percent maintained vision when receiving their second treatment within 175 days, 57 percent when treated within 182 days and 50 percent when treated within the maximum per protocol timeframe for the second administration. These results are compared to 49 percent of patients who maintained vision when treated with PDT. They indicate that **Retaane®** Depot is not statistically different from PDT, but because of the reduction in sample size due to reflux and treatment interval, they do not statistically demonstrate non-inferiority. Maintenance of vision is defined as less than a three line loss in logMAR visual acuity at month 12 of the study.

The presentations also provided detailed side effect data that confirmed there were no clinically relevant safety issues associated with **Retaane®** Depot or the posterior juxtascleral depot procedure during this course of the study.

Alcon reiterated to attendees at the meeting that it would continue to analyze all the data from this study and planned to submit its NDA for **Retaane**® Depot to the U.S. Food and Drug Administration (FDA) by the end of the year. With this information, and in light of the severity of the disease and the limited therapies available to treat wet AMD, the company is hopeful the FDA will consider the company's entire package of efficacy and safety data in making a risk versus benefit assessment of **Retaane**® Depot.

Alcon management will host a web cast on Friday, October 22, 2004 at 3:30pm Eastern Time to review the company's businesses and discuss the results of the study in more detail. The call can be accessed at www.alconinc.com.

About Alcon

Alcon, Inc. is the world's leading eye care company. Alcon, which has been dedicated to the ophthalmic industry for over 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon has been conducting retinal research for more than 15 years and is the world's leading provider of surgical equipment used by vitreoretinal specialists who treat patients with AMD and other retinal diseases.

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Caution Concerning Forward-Looking Statements.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, relating principally to our ability to complete clinical trials for Retaane® and file a NDA with the FDA and the expected benefits of Retaane® in treating wet AMD. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward- looking statements. Factors that might cause future results to differ include, but are not limited to, the following: we may never submit an NDA for Retaane® to the FDA, submission and/or approval of the NDA may take longer than we expect, or we may not receive approval from the FDA; treatments developed by other companies may reach the market sooner or prove to be more effective than Retaane®; challenges inherent in new product marketing; and government regulation and legislation. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward- looking statements, whether to reflect new information or future events or circumstances or otherwise.

For information, contact:
Doug MacHatton
817-551-8974
doug.machatton@alconlabs.com
Wes Brazell
817-551-8897
wes.brazell@alconlabs.com

www.alconinc.com